

December 22, 2021

Mark Farrell
Co-Chief Executive Officer, Co-President and Chief Financial Officer
Thayer Ventures Acquisition Corp
25852 McBean Parkway
Valencia, CA 91335

> **Re: Thayer Ventures Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 6, 2021**
> **File No. 333-259570**

Dear Mr. Farrell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2021 letter.

Form S-4

Background of the Business Combination, page 126

1. We note your response to comment 4 and the statement on page 128 that the parties agreed that the 85% split for covered future tax benefits was reasonable and customary when compared to similarly situated companies with UP-C structures. Please reconcile with the statement on page 14 that UP-C structures are not used in initial business combinations with SPACs. It is unclear to what extent the negotiations of the UP-C structure's benefits and potential benefits to the Flow Through Sellers involved concerns from the perspective of Thayer. Please revise accordingly.

Material US Federal Income Tax Considerations, page 164

2. It appears the BDO opinion on what the tax consequences "should" be is subject to uncertainty. Please revise the disclosure and opinion to clarify whether it is subject to uncertainty and, if so, explain why BDO cannot give a "will" opinion, and describe the degree of uncertainty in the opinion. Include risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. The opinion may also state which position the registrant intends to take if challenged by the IRS. For reference, see Section III.3.C.4 of Staff Legal Bulletin No. 19. Please also include an appropriate consent.

Information about Inspirato, page 202

3. We note your revised disclosure and response to comment 10 and reissue the comment. You distinguish between the serviceable and addressable markets by stating that the higher TAM figures would require changes to the business model. However, it is unclear how the examples provided on page 217 (further investments in the business and operations, and capturing high net worth households even though the "lodging spend by high net worth individuals engaged in luxury travel" already appears to be captured by the serviceable market) would require changes to the business model. What is the basis for the significantly larger addressable market, and why is that market appropriate when it covers total room revenues of luxury hotel chains and luxury private rentals, and Inspirato's planned innovation for luxury hospitality suppliers would only monetize part of their inventory "that would otherwise spoil"? Please revise to clarify the reasoning and assumptions so that the disclosure of Inspirato's projected market is understandable to the average investor.

Inspirato Management's Discussion and Analysis of Financial Condition and Results of Operations, page 239

4. We note your response to comment 12. Please revise the description of your ARR key metric on page 241 to clearly explain the difference, if any, between annual subscription revenue (defined as "the product of the annual subscription cost multiplied by the number of subscribers") and ARR (defined as "the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate").

You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Real Estate & Construction